UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Issuer on Form 6-K (the “Original 6-K”), originally furnished by China Cord Blood Corporation (the “Company”) to the Securities and Exchange Commission on November 14, 2013, amends the Original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements and the applicable interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements in XBRL (eXtensible business reporting language), and to provide for the incorporation by reference described below. No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-168873, No. 333-183143 and No. 333-191121) of the Company.

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2013 of the Company.

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(Amounts expressed in thousands, except share data)

		March 31,	September 30,
	Note	2013	2013	2013
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		1,494,099	1,669,380	272,775
Accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB14,112; September 30, 2013: RMB16,082 (US$2,628))		73,076	80,559	13,163
Inventories		10,265	16,832	2,751
Prepaid expenses and other receivables		11,602	14,844	2,425
Debt issuance costs	5	3,678	3,606	589
Deferred tax assets		5,454	5,985	978
Total current assets		1,598,174	1,791,206	292,681

Property, plant and equipment, net	3	468,272	520,169	84,995
Non-current prepayments		212,633	208,188	34,018
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB36,361; September 30, 2013: RMB38,346 (US$6,266))		249,370	236,064	38,572
Inventories		39,730	42,933	7,015
Intangible assets, net		125,170	122,860	20,075
Available-for-sale equity securities		88,404	169,699	27,729
Other investment		189,129	189,129	30,903
Debt issuance costs	5	11,667	9,630	1,574
Deferred tax assets		3,727	1,114	182
Total assets		2,986,276	3,290,992	537,744

LIABILITIES

Current liabilities
Bank loan	4	50,000	60,000	9,804
Accounts payable		9,890	8,779	1,434
Accrued expenses and other payables		84,006	64,942	10,611
Deferred revenue		172,328	181,428	29,645
Amounts due to related parties		11,241	720	118
Income tax payable		4,983	2,206	360
Deferred tax liabilities		-	1,300	212
Total current liabilities		332,448	319,375	52,184

Convertible notes	5	751,781	754,807	123,334
Non-current deferred revenue		530,258	665,226	108,697
Other non-current liabilities		107,158	133,954	21,888
Deferred tax liabilities		23,168	24,938	4,075
Total liabilities		1,744,813	1,898,300	310,178

EQUITY

Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013 and September 30, 2013, respectively		50	50	8
Additional paid-in capital		798,221	798,221	130,429
Treasury stock, at cost (March 31, 2013 and September 30, 2013: 136,899 shares, respectively)		(2,815)	(2,815)	(460)
Accumulated other comprehensive income		18,256	111,408	18,204
Retained earnings		423,420	481,230	78,633
Total equity attributable to China Cord Blood Corporation		1,237,132	1,388,094	226,814

Non-controlling interests		4,331	4,598	752

Total equity		1,241,463	1,392,692	227,566

Commitments and contingencies		-	-	-

Total liabilities and equity		2,986,276	3,290,992	537,744

See accompanying notes to the unaudited condensed consolidated financial statements.

1

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except share data)

		Three months ended September 30,			Six months ended September 30,
	Note	2012	2013	2013	2012	2013	2013
		RMB	RMB	US$	RMB	RMB	US$

Revenues		128,462	141,635	23,143	243,792	270,356	44,176
Direct costs		(27,057)	(27,360)	(4,471)	(51,446)	(51,852)	(8,473)
Gross profit		101,405	114,275	18,672	192,346	218,504	35,703

Operating expenses
Research and development		(1,860)	(2,310)	(377)	(4,123)	(4,833)	(790)
Sales and marketing		(23,517)	(27,633)	(4,515)	(42,737)	(56,057)	(9,160)
General and administrative		(28,984)	(28,042)	(4,582)	(54,044)	(55,444)	(9,059)
Total operating expenses		(54,361)	(57,985)	(9,474)	(100,904)	(116,334)	(19,009)

Operating income		47,044	56,290	9,198	91,442	102,170	16,694

Other expense, net
Interest income		3,859	4,312	705	7,188	8,494	1,388
Interest expense		(14,089)	(16,461)	(2,690)	(24,265)	(31,219)	(5,101)
Exchange gain/(loss)		41	69	11	51	(55)	(9)
Dividend income		-	-	-	2,420	8,722	1,425
Others		(1,002)	514	84	(766)	1,044	171
Total other expense, net		(11,191)	(11,566)	(1,890)	(15,372)	(13,014)	(2,126)

Income before income tax		35,853	44,724	7,308	76,070	89,156	14,568

Income tax expense	6	(8,466)	(19,706)	(3,220)	(14,801)	(31,079)	(5,078)
Net income		27,387	25,018	4,088	61,269	58,077	9,490

Net income attributable to non-controlling interests		(2,692)	(114)	(19)	(5,481)	(267)	(44)
Net income attributable to China Cord
Blood Corporation’s shareholders		24,695	24,904	4,069	55,788	57,810	9,446

Net income per share:
Attributable to ordinary shares	7
- Basic		0.34	0.33	0.05	0.75	0.73	0.12
- Diluted		0.34	0.33	0.05	0.75	0.73	0.12

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax		(1,007)	2,789	456	(2,424)	9,594	1,568
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax		2,624	59,220	9,676	(19,950)	83,558	13,653
Comprehensive income		29,004	87,027	14,220	38,895	151,229	24,711

Comprehensive income attributable to non-controlling interests		(2,672)	(114)	(19)	(5,459)	(267)	(44)
Comprehensive income attributable to China
Cord Blood Corporation’s shareholders		26,332	86,913	14,201	33,436	150,962	24,667

See accompanying notes to the unaudited condensed consolidated financial statements.

2

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

	China Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	shares	Amount	capital	shares	Amount	income	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2013	73,140,147	50	798,221	(136,899)	(2,815)	18,256	423,420	4,331	1,241,463
Net income	-	-	-	-	-	-	57,810	267	58,077
Other comprehensive income	-	-	-	-	-	93,152	-	-	93,152
Balance as of September 30, 2013	73,140,147	50	798,221	(136,899)	(2,815)	111,408	481,230	4,598	1,392,692

Balance as of September 30, 2013 - US$		$8	$130,429		$(460)	$18,204	$78,633	$752	$227,566

See accompanying notes to the unaudited condensed consolidated financial statements.

3

China Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

	Six months ended September 30,
	2012	2013	2013
	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by operating activities	279,406	229,623	37,521

Cash flows from investing activities:
Purchase of property, plant and equipment	(88,642)	(57,069)	(9,325)
Proceeds from disposal of property, plant and equipment	218	178	29
Net cash used in investing activities	(88,424)	(56,891)	(9,296)

Cash flows from financing activities:
Repayments of bank loan	(45,000)	(50,000)	(8,170)
Proceeds from bank loan	50,000	60,000	9,804
Payments for repurchase of shares	(73,400)	(4,422)	(723)
Proceeds from issuance of convertible notes	412,292	-	-
Payments for debt issuance costs	(3,532)	(3,242)	(530)
Net cash provided by financing activities	340,360	2,336	381

Effect of foreign currency exchange rate change on cash and cash equivalents	(1,146)	213	35

Net increase in cash and cash equivalents	530,196	175,281	28,641

Cash and cash equivalents at beginning of period	794,311	1,494,099	244,134

Cash and cash equivalents at end of period	1,324,507	1,669,380	272,775

Supplemental disclosures of cash flow information:
Cash paid for income taxes	17,404	30,888	5,047
Cash paid for interest	1,703	51,670	8,443

Non-cash financing activities:
Payables for debt issuance costs	10,717	-	-

See accompanying notes to the unaudited condensed consolidated financial statements.

4

Notes to the unaudited condensed consolidated financial statements

(Amounts expressed in thousands, except share data)

1	Principal activities and basis of presentation

(a)	Principal activities

China Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of September 30, 2013, the Group has three operating cord blood banks in the Beijing municipality, the Guangdong province and the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing, processing and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

(b)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of March 31, 2013 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2013 audited consolidated financial statements of the Company included in the Company’s annual report on Form 20-F for the year ended March 31, 2013.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2013, and the results of operations for the three and six months ended September 30, 2013 and 2012 and cash flows for the six months ended September 30, 2013 and 2012 have been made.

For the convenience of the readers, certain amounts as of and for the three and six months ended September 30, 2013 included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.1200, being the spot exchange rate of U.S. dollars in effect on September 30, 2013 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2013 or at any other date.

5

2	Summary of significant accounting policies

(a)	Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as non-controlling interests. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities.

(b)	Use of estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimation of direct costs for the provision of donated cord blood for transplantation and research, the useful lives of property, plant and equipment and intangible assets, the recoverability of the carrying values of property, plant and equipment and intangible assets, the fair value of investment securities, the valuation allowances for receivables and deferred tax assets and the realizability of inventories.

3	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,	September 30,
	2013	2013	2013
	RMB	RMB	US$

Buildings	187,529	187,499	30,637
Leasehold improvements	44,264	43,651	7,133
Machineries	105,899	112,512	18,384
Motor vehicles	11,087	13,221	2,160
Furniture, fixtures and office equipment	27,588	32,166	5,256
Construction-in-progress	205,657	259,323	42,373
	582,024	648,372	105,943
Less: Accumulated depreciation	(113,752)	(128,203)	(20,948)
Total property, plant and equipment, net	468,272	520,169	84,995

In November 2012, the Group signed a refurbishment contract with a third party for the property of Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”). The contract amount was RMB110,000. As of March 31, 2013 and September 30, 2013, RMB43,468 and RMB63,954 (US$10,450) has been paid in accordance to the construction schedule and is included in construction-in-progress, respectively.

6

In April 2013, the Group signed refurbishment contracts with two third-parities for the property of Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”). Total contract amount was RMB69,300 (US$11,324), of which RMB12,474 (US$2,038) has been paid in accordance to the construction schedule. As of September 30, 2013, the buildings are under refurbishment and are included in construction-in-progress. The Group is in the process of obtaining the ownership certificate.

Depreciation expense related to property, plant and equipment for the three months ended September 30, 2012 and 2013 was RMB7,160 and RMB7,560 (US$1,235), respectively. Depreciation expense related to property, plant and equipment for the six months ended September 30, 2012 and 2013 was RMB13,926 and RMB14,998 (US$2,451), respectively.

As of March 31, 2013 and September 30, 2013, building with a carrying value of RMB121,603 and RMB118,048 (US$19,289) was collateralized for short-term bank loan of RMB50,000 and RMB60,000 (US$9,804) (see Note 4), respectively.

4	Bank loan

On July 11, 2012, the Group borrowed RMB50,000 from Hangzhou Bank, a commercial bank in the PRC. The term of the loan is one year. The Group repaid the bank loan in full on July 10, 2013.

On August 12, 2013, the Group borrowed RMB60,000 (USD9,804) from Hangzhou Bank for one year with a due date on August 11, 2014. The loan bears interest rate at 7.2% per annum.

The bank loans are denominated in RMB and are collateralized by a building of the Group (see Note 3).

5	Convertible notes

The carrying amount of the convertible notes to KKR China Healthcare Investment Limited (“KKRCHIL”) (the “KKR Notes”) and to Golden Meditech Holdings Limited (“GMHL”), which is a major shareholder of the Company (the “GM Notes”), (collectively the “Notes”), is summarized in the following table:

	March 31,	September 30,
	2013	2013	2013
	RMB	RMB	US$

Principal amount of the KKR Notes	409,764	401,887	65,667
Principal amount of the GM Notes	315,226	309,192	50,522
Cumulative interest payable	26,791	43,728	7,145
Carrying amount	751,781	754,807	123,334

The Company accrued interest on the Notes based on the guaranteed 12% IRR per annum. The difference between the accrued interest rate of 12% and the coupon rate of 7% of the Notes is recorded in convertible notes in the unaudited condensed consolidated balance sheets. Debt issuance costs capitalized in connection with the issuance of the Notes are amortized from the date the Notes were issued to the earliest date the holders of the Notes can demand payment, which is five years.

7

Interest relating to the Notes was recognized as follows:

	Three months ended September 30,			Six months ended September 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$

KKR Notes interest incurred	12,512	12,190	1,992	21,337	24,320	3,974
GM Notes interest incurred	-	9,496	1,552	-	18,827	3,076
Amortization of debt issuance costs	767	912	149	1,225	1,819	297
Interest cost capitalized	-	(6,600)	(1,078)	-	(14,789)	(2,417)
Total	13,279	15,998	2,615	22,562	30,177	4,930

6	Income tax

Effective from January 1, 2008, under the new Enterprise Income Tax (“EIT”) law, the PRC statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax rate of 25% unless otherwise specified.

The new EIT law and its relevant regulations provide transitional tax rates for Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) which are 24% and 25% for calendar years 2011 and 2012 onwards, respectively. In February 2012, Beijing Jiachenhong received approval from the tax authority on the renewal of its “High and New Technology Enterprise” (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013.

In June 2011, Guangzhou Nuoya received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2010 to December 31, 2012. Upon the expiration of the HNTE certificate, the tax rate applied to Guangzhou Nuoya would be 25% unless the HNTE status is renewed, which will enable it to preferential income tax rate of 15% from January 1, 2013 to December 31, 2015. For the period from January 1, 2013 to September 30, 2013, the Company has prepaid income tax at the rate of 25%. Management believes that Guangzhou Nuoya meets all the criteria for the renewal of HNTE status and accordingly, applied 15% tax rate to measure taxable temporary differences that are expected to reverse by the calendar year ending December 31, 2015.

The Company’s effective income tax rates for the three months ended September 30, 2012 and 2013 were 23.6% and 44.1%, and were 19.5% and 34.9% for the six months ended September 30, 2012 and 2013, respectively. The effective income tax rates for the three and six months ended September 30, 2013 differ from the PRC statutory income tax rate of 25% primarily due to the effect of Beijing Jiachenhong and Guangzhou Nuoya’s preferential tax treatments, which is offset by the effect of non-PRC entities not being subject to income tax.

As of and for the six months ended September 30, 2013, the Company did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

8

7	Net income per share

The following table sets forth the computation of basic net income per share and diluted net income per share for the three and six months ended September 30, 2012 and 2013 respectively:

		Three months ended September 30,
	Note	2012	2013	2013
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		24,695	24,904	4,069
Earnings allocated to participating convertible notes	(i)	(491)	(722)	(118)

Net income for basic and diluted net income per share		24,204	24,182	3,951

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		69,860,425	73,003,248	73,003,248

Net income per share attributable to ordinary shares:
- Basic		0.34	0.33	0.05
- Diluted	(ii)	0.34	0.33	0.05

		Six months ended September 30,
	Note	2012	2013	2013
		RMB	RMB	US$
Numerator:
Net income attributable to the Company’s shareholders		55,788	57,810	9,446
Earnings allocated to participating convertible notes	(i)	(1,813)	(4,417)	(722)

Net income for basic and diluted net income per share		53,975	53,393	8,724

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share		71,502,502	73,003,248	73,003,248

Net income per share attributable to ordinary shares:
- Basic		0.75	0.73	0.12
- Diluted	(ii)	0.75	0.73	0.12

Notes:

(i)	The KKR Notes and GM Notes provide KKRCHIL and GMHL with the ability to participate in any excess cash dividend. Excess cash dividend means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% coupon interest rate in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date. Therefore, net income attributable to the Company is reduced by such allocated earnings to participating convertible notes for each reporting period in both basic and diluted net income per share computation.

9

(ii)	During the three and six months ended September 30, 2012 and 2013, the Company had potentially dilutive ordinary shares of 22,903,454 and 40,521,495 representing shares issuable upon conversion of the Notes (see Note 5), respectively. Such potentially dilutive ordinary shares were excluded from diluted net income per share computation because their effects would have been anti-dilutive.

8	Subsequent events

Subsequent to the period end and up to December 12, 2013, the Group has further paid RMB82,000 (US$13,399) for the refurbishment project of Guangzhou Nuoya and Zhejiang Lukou.

10

Other Events

On November 14, 2013, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2013. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1*	Press Release, dated November 14, 2013
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION
By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: December 12, 2013